
Event Sharing Made Easy

Sievent LLC
Executive Summary

Company

Sievent LLC

10824 Olson Drive
Ste C - 197
Rancho Cordova, CA
95670

910-583-4785

info@sievent.com

https://sievent.com

Financial Info
Company Stage: Beta Testing
Funding Need: $500,000

Use of Fund
25% Product Development
35% Marketing/Sales
20% Operations
20% Legal/Other

Team
• Michael Purnell, the Founder of Sievent, has excelled engineering at Intel, Masters in Computer Science and certification in Entreprenuership from North Carolina State A&T.
• Wesley Alexander (co-founder/advisor) has helped launch a medical device start-up called Care Innovations in Roseville CA that was funded by GE and Intel.
• Dr. Jerrid Matthews (teammate/Engineer), the recipient of many prestigious awards such as the NSF ICORPS Research grant as a Ph.D., has co-founded Vesta Mobile Solutions and AlureMe.

The Problem
The Worldwide event ticketing industry is a big cash cow - over $4 billion worth of tickets sold; however, every year 40% of event based tickets go unsold and an estimate of 60% of event seekers would attend more events if they knew about it. Additionally, we live at a time where communities and people are more disconnected from people and services needed to ensure strong vibrant communities. For these reasons, Sievent aims to extend the concept of events beyond recreational activities; instead, we want civic organizations, schools, universities, local agencies, small and medium-sized enterprises (SMEs), and churches to use our tool as the default medium for promoting their events locally and globally.

Our Solution
Sievent is the first free E2E social event sharing app for the professional, entrepreneur, executive director, or casual event planner focused on increasing awareness and attendance of their events while providing a default platform for events seekers to discover and experience meaningful or recreational events, either locally, regionally, nationally, or globally.

Key Benefits and Advantages
• We're mobile first, so we're built with Millennials in mind to reshape mobile event planning, something like our competitors haven't been able to solve.
• Easily allow users to create and adjust their events on the go, send out invites, track attendance and orders, secure event funding, communicate with your guest in real time.
• Save community organizations time and money by making it easy and affordable to plan, market, and exevute their events all on one platform.

Go to Market Strategy
Launch the Sievent iOS version of the app as well as face to face hands on customer engagement with the business community, churches, civic groups, non-profitts and local government agencies located in the Greater Sacramento area. Use advertisement dollars on reaching the customers, clientelle, and constituents of the event creators that we are leveraging for event generation.

Financials	2016	2017	2018
Revenue	$750,000	$1,750,000	$3,750,000
Expenses	$100,000	$150,000	$250,000
Net	$650,000	$1,600,000	$3,500,000